                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 11-K



                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required, Effective October 7, 1996] For the fiscal year ended December 31, 1999.
                                    or
[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required] For the transition period from _______________ to _______________.

Commission File Number 1-8572



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         TIMES MIRROR SAVINGS PLUS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 TRIBUNE COMPANY
               435 North Michigan Avenue, Chicago, Illinois 60611

                                  INTRODUCTION




Tribune Company, a Delaware corporation, maintains the Times Mirror Savings Plus Plan (the "Plan"). The Plan includes a cash or deferred arrangement plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS AND EXHIBITS.

            (a) Financial Statements: These documents are listed in the Index to Financial Statements.

            (b) Exhibits:

               (A) Consent of Ernst & Young LLP, Independent Auditors.

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors ......................................................... 5
Statements of Net Assets Available for Benefits  ....................................... 6
Statements of Changes in Net Assets Available for Benefits  ............................ 7
Notes to Financial Statements .......................................................... 8

Supplemental Schedule

Schedule H - Line 4i: Schedule of Assets Held for Investment Purposes at End of Year .. 15

                                   SIGNATURES




    Pursuant to the requirements of the Securities Exchange Act of 1934, the Times Mirror Plan Administration Committee has duly caused this Annual Report on Form 11-K for the year ended December 31, 1999 to be signed on its behalf by the undersigned thereunto duly authorized.



                                      Times Mirror Savings Plus Plan
                                      ------------------------------
                                              (Name of Plan)

                                      Times Mirror Plan Administration Committee



DATE:  June 23, 2000

                                      By    /s/ EFREM ZIMBALIST III
                                           ---------------------------
                                            Efrem Zimbalist III
                                            Member of the Plan
                                            Administration Committee

                         REPORT OF INDEPENDENT AUDITORS


Plan Administration Committee
Times Mirror Savings Plus Plan


We have audited the accompanying statements of net assets available for benefits of Times Mirror Savings Plus Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Los Angeles, California                 /s/ ERNST & YOUNG LLP
June 23, 2000                           --------------------------

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Thousands of dollars)

                                                         December 31
                                               ---------------------------------
                                                     1999              1998
                                               ----------------  ---------------
 ASSETS
 Investments at fair value--Note C
     Common collective trusts                    $  141,613         $119,816
     Mutual funds                                   461,476          382,835
     Common stocks                                  229,907          197,707
     Fidelity Management Trust Company
        Institutional Cash Portfolio                 14,078            5,244
     Participant loans                               30,952           29,491
                                                 ----------         --------
                                                    878,026          735,093
 Investments at contract value--Note D
     Guaranteed Investment Contracts                 52,922           59,962
     Synthetic Contracts                             73,714           57,036
                                                 ----------         --------
                                                  1,004,662          852,091
 Receivables:
     Interest receivable                                 49               34
     Due from broker for securities sold                376              555
                                                 ----------         --------
       Total Assets                               1,005,087          852,680


LIABILITIES
 Investment management fee payable                      217              134
 Due to broker for securities purchased                 435              197
                                                 ----------         --------
       Total Liabilities                                652              331
                                                 ----------         --------
     NET ASSETS AVAILABLE
         FOR BENEFITS                            $1,004,435         $852,349
                                                 ==========         ========





See notes to financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Thousands of dollars)

                                                   Year Ended December 31
                                              ----------------------------------
                                                     1999             1998
                                              ----------------- ----------------
ADDITIONS
  Investment Income:
    Net appreciation in fair value of
      investments--Note C                     $   118,952          $  84,794
    Interest and dividends                         37,570             28,712
  Expenses:
    Investment management fees                       (114)               (88)
                                              -----------          ---------
        Net Investment Income                     156,408            113,418

  Contributions from participants                  44,141             41,590
  Contributions from The Times
        Mirror Company                             15,230             14,750
  Rollovers from participants                       3,239              7,818
  Transfer of assets--Note G                        7,761             11,134
                                              -----------          ---------
          Total Additions                         226,779            188,710

DEDUCTIONS
    Distributions to participants                 (74,693)           (46,702)
                                              -----------          ---------

            Net Increase                          152,086            142,008


  NET ASSETS AVAILABLE FOR BENEFITS
    AT BEGINNING OF YEAR                          852,349            710,341
                                              -----------          ---------


  NET ASSETS AVAILABLE FOR BENEFITS
    AT END OF YEAR                            $ 1,004,435          $ 852,349
                                              ===========          =========




See notes to financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1999


NOTE A - ACCOUNTING POLICIES

Valuation of Assets: Investments, excluding fully benefit responsive investment contracts and synthetic contracts, are stated at fair value. The fair value of the shares of common stock and of the participation units owned by the Times Mirror Savings Plus Plan (the Plan) in mutual funds and in the collective trust funds is based on the quoted market and redemption values on the last business day of the Plan year. Investment contracts held by the Plan are fully benefit responsive and are stated at contract value. Contract value consists of amounts invested (net of withdrawals) plus reinvested earnings. The fair value of participant loans is based on outstanding principal balances which approximate fair value due to loan interest rates approximating market rates.

Income Recognition: Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined on the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses: Investment management fees, brokerage commissions and other fees and expenses charged by outside investment managers are deducted from investment returns received by participants. All other expenses associated with the operation and administration of the Plan are borne by the participating subsidiaries.

Reclassifications: Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

Use of Estimates: Financial statements prepared in accordance with accounting principles generally accepted in the United States require management to make estimates and judgments that affect amounts and disclosures reported in the financial statements. Actual results could differ from those estimates, although management does not believe that any differences would materially affect the Plan's financial position or reported results.


NOTE B - DESCRIPTION OF THE PLAN

The Plan is a 401(k) cash or deferred defined contribution plan. Employees of The Times Mirror Company (the Company) and its subsidiaries which have been approved for participation in the Plan are generally eligible to participate if they are at least 21 years of age and have one year of eligibility service. At December 31, 1999 and 1998, approximately 11,200 and 9,500 employees, respectively, were participating in the Plan.

Eligible employees may defer from 1% to 6% of basic compensation on a before-tax basis. This basic deferral is 50% matched by the participating subsidiary. Most participants may also defer supplemental amounts from 1% to 9% of basic compensation on a before-tax basis, for a total before-tax deferral of up to 15%. Higher-paid participants are restricted to a maximum 4% supplemental deferral. Participants may elect to contribute an additional 1% to 15% of basic compensation on an after-tax basis. Higher-paid participants may not contribute on an after-tax basis. Any combination of before-tax and after-tax savings may be used; however, the total savings cannot exceed 15% of basic compensation. Supplemental before-tax deferrals and after-tax contributions are not matched by the participating company. Participants may change their deferral and/or after

TIMES MIRROR SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1999


NOTE B - DESCRIPTION OF THE PLAN (Continued)

tax contribution elections at any time. Participant deferrals, after tax contributions and Company matching contributions are invested as directed by the individual participant in any or all of the investment funds, in 1% increments, to total 100%. Changes to investment elections and reallocations among investment funds may be made at any time.

The Tax Reform Act of 1986 limits before-tax deferrals by participants to $10,000 in 1999 and 1998. This limit is adjusted periodically for increases in the cost of living. Deferrals and contributions of participants who do not make investment elections are invested 100% in the Income Fund.

The Plan's investments are held by Fidelity Management Trust Company, the Plan's Trustee.

The investment fund options are as follows:

     Income Fund: invests in investment contracts offered by major insurance companies and other approved financial institutions, and short-term investments;

     INVESCO Balanced Commingled Pool: a common collective trust fund that invests, typically, 30% in stocks and 30% in bonds, with the remaining 40% spread between stocks and bonds. May also invest in foreign securities;

     Fidelity Growth & Income Portfolio: a mutual fund that invests mainly in U.S. stocks. May also invest in bonds as well as foreign stocks;

     Fidelity U.S. Equity Index Commingled Pool: a common collective trust fund that invests primarily in the common stocks of the companies that make up the S&P 500;

     PBHG Growth Fund: a mutual fund that invests primarily in common stocks of small and medium sized U.S. companies;

     PBHG Emerging Growth Fund: a mutual fund that invests primarily in common stocks of micro and small sized U.S. growth companies;

     Fidelity Diversified International Fund: a mutual fund that invests at least 65% of its assets in stocks of companies located outside the U.S. that are included in the Morgan Stanley Europe, Australia, Far East Index
     (EAFE);

     Fidelity Retirement Money Market Portfolio: a money market fund that invests in high-quality, short-term market instruments. Investments include short-term corporate obligations, U.S. government obligations, and others such as certificates of deposit, bankers' acceptances, and time deposits. Assets of the fund are invested in money market instruments that generally mature within one year;

     PIMCO Total Return Fund: a bond fund that seeks total return consistent with preservation of capital. The fund invests 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. The portfolio duration generally ranges from three to six years;

TIMES MIRROR SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

NOTE B - DESCRIPTION OF THE PLAN (Continued)

     MAS Mid-Cap Value Portfolio: a mutual fund that invests in equity of mid-size companies that are undervalued. The style of the fund is value oriented, with emphasis on low P/E ratios;

     Brinson U.S. Equity Fund: a mutual fund that seeks capital appreciation and income while controlling risk. The fund invests in undervalued companies which have the ability to generate profit and grow business into the future. The investment selection process includes both mid-size and large-cap companies and emphasizes individual company research;

     Company Stock Fund: invests primarily in the Company's Series A Common Stock and holds the Company's Series C Common Stock. Participants cannot acquire more shares of Series C Common Stock since Series C Common Stock is not publicly traded. See Note C for further information on Series C Common Stock;

     Cox Stock Fund: holds shares of Cox Communications, Inc. Class A Common Stock which was obtained on February 1, 1995 pursuant to the merger of the Company's cable television operations with Cox Communications, Inc. (Cox). Participants can retain their Cox shares or may reallocate their investment into any of the other available investment funds. Participants are not allowed to make new investments in the Cox Stock Fund. Dividends and interest earned by this fund, if any, are reinvested in the Company's Series A Common Stock.

Cash and short-term marketable securities may be held in any or all of these funds pending investment, and/or to facilitate distributions and reallocations.

For years prior to January 1, 1987, a tax incentive payroll stock ownership contribution (PAYSOP) was made by participating subsidiaries for employees who were actively deferring before-tax monies into the Plan and were still employed at the end of the applicable year. The Tax Reform Act of 1986 (the Act) repealed the 1/2% tax credit for PAYSOP's effective January 1, 1987, accordingly, PAYSOP contributions have not been made for any year subsequent to December 31, 1986.

Effective January 1, 1996, participants who are over age 55 as of the beginning of each year and who are participants in the PAYSOP are eligible to diversify a portion of their PAYSOP account balances into other investment funds within the Plan.

Participants are 100% vested in their before-tax and after-tax account balances at all times. A participant who is still employed by the Company is 100% vested in the Company matching account at the earliest of: 3 years of vesting service; age 65; total and permanent disability; or death. Forfeited Company matching contributions remain in the Plan and are used by participating subsidiaries to offset future required matching contributions. Participants are 100% vested in their PAYSOP accounts.

Distributions of vested account balances are generally made to participants following termination of employment or to the designated beneficiary following a participant's death. Distributions may be made in cash or a combination of cash and stock, depending on which funds the participant holds investments. Effective April 1, 1997 participants may make voluntary withdrawals of after-tax or rollover account balances at any time. Under

TIMES MIRROR SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

NOTE B - DESCRIPTION OF THE PLAN (Continued)

the Act, withdrawals before age 59-1/2 are generally subject to a 10% federal penalty, payable by the participant, in addition to any other taxes which the participant may owe on the withdrawal. Hardship withdrawals of all eligible vested account balances may be made in limited circumstances, as provided for under the Act and 401(k) regulations.

Eligible participants may take up to two loans at one time, one of which may be a home loan. The minimum loan amount is $500 and the maximum loan amount is the lesser of 50% of the vested account balance less the highest outstanding loan balance during the most recent 12 month period or $50,000. The interest rate for a regular loan is Prime, and Prime plus 1% for home loans. Regular loans may be repaid over a period not to exceed 60 months, while home loans may be repaid over a period not to exceed 360 months.

Although it has not expressed any intent to do so, the Company has the right to make changes in the Plan, including, but not limited to, discontinuing its matching contributions at any time or terminating the Plan subject to provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants become 100% vested in their accounts.


NOTE C - INVESTMENTS AT FAIR VALUE

The Plan's investments reported at fair value (including investments bought, sold, as well as held during the year) appreciated (depreciated) as follows (in thousands):


                                                              December 31
                                                      ---------------------------
                                                         1999               1998
                                                      ----------------   ---------
INVESCO Balanced Commingled Pool                      $    (451)         $ 10,827
Fidelity Growth & Income Portfolio                        8,403            45,982
Fidelity U.S. Equity Index Commingled Pool                9,041             4,637
PBHG Growth Fund                                          8,467                90
PBHG Emerging Growth Fund                                 3,260               210
Fidelity Diversified International Fund                  36,773             7,987
Times Mirror Company:
  Series A Common Stock                                  23,196           (12,190)
  Series C Common Stock                                   1,518              (915)
Cox Communications, Inc. Class A Common Stock            29,173            28,166
MAS Mid-Cap Value Portfolio                                (124)               --
PIMCO Total Return Fund                                     (40)               --
Brinson U.S. Equity Fund                                   (264)               --
                                                      ---------          --------
                                                      $ 118,952          $ 84,794
                                                      =========          ========


Shares of Times Mirror Company Series A and Series C Common Stock are identical, except with respect to voting rights, restrictions on transfer of Series C shares, and the right to convert Series C shares into shares of Series A Common Stock. The Series C shares are subject to mandatory conversion into Series A shares upon transfer to any person other than a "Permitted Transferee" as defined in the Company's Certificate of Incorporation or upon the occurrence of certain regulatory events.

TIMES MIRROR SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

NOTE C - INVESTMENTS AT FAIR VALUE (Continued)

Because Series C Common Stock is not traded but is convertible into Series A Common Stock, the market value of both Series A and Series C Common Stock is the per share price of Times Mirror Company Series A Common Stock on the last business day of the Plan year.


NOTE D - INVESTMENTS AT CONTRACT VALUE

Assets of the Income Fund are primarily traditional investment contracts and synthetic investment contracts with insurance companies and banks. Certain restrictions exist such that penalties may result from termination of the contracts or early withdrawal of assets by the Plan. All investment contracts are accounted for at contract value. Each investment contract typically earns a fixed rate of interest over its term. The contract rate can be adjusted periodically if the underlying cash flow of the synthetic contract changes. Fully benefit responsive investment contracts permit and require withdrawals at contract value for benefit payments, loans, or transfers to other investment options.

Synthetic contracts are contracts where the underlying assets are managed by a selected portfolio manager and owned by the Plan, while the contract value is guaranteed by an outside institution (usually an insurance company or a bank.) The Plan's investment guidelines for synthetic contracts require that the financial institution have a minimum credit rating of AA or equivalent. Since the Plan owns the underlying security in a synthetic contract, the exposure to the wrap provider (bank or insurance companies) is the difference between the book value (contract) and fair value.

The average yield for Income Fund investments, comprised primarily of investment contracts, was 5.9% and 6.2% in 1999 and 1998, respectively. The weighted average crediting rate for the investment contracts was 6.4% and 6.0% as of December 31, 1999 and 1998, respectively.


The fair value of the investment contracts, was as follows (in thousands):


                                              December 31
                                     --------------------------------
                                         1999               1998
                                     --------------      ------------
Guaranteed Investment Contracts         $51,977         $ 61,399
Synthetic Contracts                      72,688           57,809
Synthetic Wrappers                        1,026             (773)

Guaranteed Investment Contracts: Fair value for guaranteed investment contracts
(GICs) is estimated by taking the contract value at the scheduled maturity date and calculating the net present value. The discount rate used in the present value calculation was from an index of GIC rates of approximately the same maturity.

Synthetic Contract: Fair value is estimated based on the quoted market prices of the underlying assets. The wrap contract value is $1,026,000 and ($773,000) at December 31, 1999 and 1998, respectively.

TIMES MIRROR SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

NOTE E - OTHER INFORMATION

The fair value of individual investments that represent 5% or more of the Plan's net assets was as follows (in thousands of dollars):

                                                                                 December 31
                                                                     ----------------------------------
                                                                          1999                1998
                                                                     -------------      ---------------
INVESCO Balanced Commingled Pool
 (2,135,404 and 2,466,522 shares in 1999 and 1998, respectively)          $ 79,245         $ 92,273
Fidelity Growth & Income Portfolio
 (6,228,005 and 6,147,866 shares in 1999 and 1998, respectively)           293,713          281,818
Fidelity U.S. Equity Index Commingled Pool Fund
 (1,482,832 and 790,570 shares in 1999 and 1998, respectively)              62,368           27,543
Fidelity Diversified International Fund
 (4,788,110 and 4,879,349 shares in 1999 and 1998, respectively)           122,671           86,462
Times Mirror Company Series A Common Stock
 (2,019,744 and 2,200,461 shares in 1999 and 1998, respectively)           135,323          123,226
Cox Communications, Inc. Class A Common Stock
 (1,657,509 and 947,125 shares in 1999 and 1998, respectively)              85,362           65,408


Dividend income on the Company's stock was as follows (in thousands):

                                    December 31
                           --------------------------
                               1999           1998
                           ----------      ----------
Series A Common Stock         $1,677         $1,597
Series C Common Stock            118            121
                              ------         ------
                              $1,795         $1,718
                              ======         ======

NOTE F - INCOME TAX STATUS

The Company has an Internal Revenue Service determination letter dated August 30, 1996 that ruled the Plan qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and the underlying trust is, therefore, exempt from Federal income taxes under Section 501(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its tax qualification. The Company is not aware of any course of action or series of events that have occurred which might adversely affect the Plan's qualified status.

TIMES MIRROR SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1999

NOTE G - RECEIPTS AND TRANSFERS OF ASSETS

In April 1999, the Plan received net assets of approximately $21,768,000 from the Hartford Courant Company Employees' Profit Sharing Plan. In June 1999, the Plan received net assets of approximately $2,050,000 from the Allen Communication 401(k) Profit Sharing Plan.

In June 1999, net assets of approximately $16,057,000 were transferred to the Harcourt General, Inc. Employee Savings Plan.

In January 1998, the Plan received $42,000 from the MentorPlus Software, Inc. 401(k) Employee Savings Plan. In February 1998, the Plan received $8,878,000 from the Kaset, Inc. Savings Plan. In July 1998, the Plan received $1,169,000 from the Staywell 401(k) Retirement Plan and $1,045,000 from the Madison Publishing Corporation Savings and Retirement Plan.


NOTE H - SUBSEQUENT EVENTS

On June 12, 2000, the Company and Tribune Company (Tribune) completed the merger of the Company into Tribune in a cash and stock transaction. Each share of Times Mirror common stock (both series A and series C) was converted into 2.5 shares of Tribune common stock, or $95 in cash subject to certain limitations. Participants were given the choice to either convert their share balance to Tribune common stock or cash which could then be reallocated to other investment options. As a result of this change in control of the Company, participants who were employees as of June 12, 2000 will be 100% vested in their accrued benefits as of June 12, 2000.

The Plan was amended effective April 1, 2000 to eliminate one-year eligibility requirements for employee pre-tax contributions.

TIMES MIRROR SAVINGS PLUS PLAN                        EIN #95-4481525; Plan #004

SCHEDULE H-LINE 41: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                    AT END OF YEAR

December 31, 1999


                                                                            Principal
                                                                            Amount or
                                                                            Number of                             Current
Identity of Issue/Description of Asset                                     Shares/Units         Cost               Value
----------------------------------------------------------------------    -------------       ----------        ------------
Guaranteed Investment Contracts:**
  Allstate Life Insurance Co., 5.29%, due 10/15/03                                            $2,127,022         $2,127,022
  American International Life Assurance Co., 5.70%, due 3/31/03                                2,152,227          2,152,227
  Combined Insurance Co. of America, 6.56%, due 7/31/01                                        2,897,672          2,897,672
  Combined Insurance Co. of America, 6.31%, due 2/28/03                                        1,675,776          1,675,776
  GE Life and Annuity Assurance Co., 6.47%, due 5/31/01                                        2,324,745          2,324,745
  GE Life and Annuity Assurance Co., 6.21%, due 12/31/01                                       1,694,320          1,694,320
  John Hancock Mutual Life Insurance Co., 6.77%, due 10/31/01                                  2,946,171          2,946,171
  John Hancock Mutual Life Insurance Co., 6.12%, due 3/29/02                                   1,663,303          1,663,303
  Metropolitan Life Insurance Co., 6.44%, due 3/31/00                                          2,890,096          2,890,097
  Monumental Life Insurance Co., 6.37%, due 2/28/02                                            2,296,023          2,296,023
  New York Life Insurance, 6.03%, due 4/30/03                                                  2,181,884          2,181,884
  Ohio National Life Insurance, 5.88%, due 9/2/03                                              3,233,592          3,233,592
  Principal Mutual Life Insurance Co., 6.29%, due 3/31/01                                      2,548,332          2,548,332
  Principal Mutual Life Insurance Co., 6.03%, due 7/31/02                                      2,181,884          2,181,884
  Safeco Life Insurance Co., 5.69%, due 12/26/00                                               3,159,008          3,159,008
  Safeco Life Insurance Co., 5.85%, due 12/16/02                                               2,121,621          2,121,621
  Security Life of Denver Insurance Co., 6.42%, due 8/31/00                                    2,042,380          2,042,380
  Sunamerica Life Insurance Co., 6.26%, due 9/17/01                                            1,980,565          1,980,565
  Sunamerica National Life Insurance Co., 6.18%, due 4/30/02                                   1,693,353          1,693,353
  The Travelers Insurance Co., 6.28%, due 2/28/01                                              2,291,741          2,291,741
  United of Omaha Life Insurance Co., 5.50%, due 7/31/03                                       3,069,616          3,069,616
  American Express, 5.82%, due 4/4/00                                                          3,750,988          3,750,988
Synthetic Contracts:
  AIG Financial Products, 5.95%, due 9/16/02                                                   1,523,953          1,488,186
  AIG Financial Products, 5.92%, due 8/15/02                                                   1,502,828          1,483,062
  Chase Manhattan, 6.67%, due 7/17/00                                                          1,064,585          1,064,534
  Chase Manhattan, 6.66%, due 10/16/00                                                         2,082,886          2,083,556
  Chase Manhattan, 7.24%, due 4/15/05                                                          2,189,005          2,191,600
  Deutsche Bank, 5.94%, due 12/15/03                                                           2,498,575          2,423,292
  Monumental Life Insurance Co., 5.80%, due 4/15/02                                            2,530,729          2,477,889
  Monumental Life Insurance Co., 5.69%, due 5/15/03                                            2,521,397          2,425,989
  Morgan Guaranty, 5.27%, due 7/17/02                                                          2,062,076          1,983,113
  Rabo Bank, 5.24%, due 2/20/02                                                                2,003,765          1,943,202
  State Street, 6.36%, due 9/5/02                                                              2,258,683          2,248,823
  State Street, 5.97%, due 4/8/02                                                              1,503,878          1,486,263
  State Street, 5.97%, due 5/15/03                                                             1,503,438          1,455,593
  State Street, 6.12%, due 7/25/03                                                             1,993,653          1,925,717
  Transamerica Life Insurance Co., 5.74%, due 9/15/00                                          1,105,942          1,104,404

TIMES MIRROR SAVINGS PLUS PLAN                        EIN #95-4481525; Plan #004

SCHEDULE H-LINE 41: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                    AT END OF YEAR

December 31, 1999


                                                                            Principal
                                                                            Amount or
                                                                            Number of                              Current
Identity of Issue/Description of Asset                                      Shares/Units         Cost               Value
--------------------------------------------------------------------       -------------      ------------       -----------
  Union Bank of Switzerland, 6.55%, due 10/15/02                                               2,503,093          2,482,167
  Union Bank of Switzerland, 6.60%, due 12/17/01                                               1,886,461          1,883,730
  Union Bank of Switzerland, 6.60%, due 6/17/02                                                2,512,322          2,494,908
  Union Bank of Switzerland, 6.85%, due 7/25/06                                                3,033,233          2,970,014
  CDC Capital, 6.14%, due 6/25/08                                                              2,337,120          2,319,511
  Union Bank of Switzerland, 6.56%, due 12/15/03                                               2,110,908          2,097,315
  Union Bank of Switzerland, 6.67%, due 11/9/04                                                3,029,501          2,939,100
  AIG Financial Products, 6.05%, due 10/16/00                                                    784,375            783,134
  CDC Capital, 7.01%, due 6/25/08                                                              1,989,207          1,969,266
  Chase Manhattan, 6.62%, due 8/26/02                                                          2,488,344          2,477,071
  Chase Manhattan, 6.36%, due 2/26/01                                                          1,181,445          1,180,437
  Deutsche Bank, 5.85%, due 8/15/01                                                            1,262,970          1,255,999
  Monumental Life Ins. Co., 6.14%, due 3/26/01                                                 1,395,604          1,392,829
  Monumental Life Ins. Co., 6.50%, due 7/15/02                                                 1,976,735          1,969,953
  Monumental Life Ins. Co., 6.09%, due 1/25/01                                                   875,312            873,671
  Monumental Life Ins. Co., 6.04%, due 2/15/01                                                 1,269,042          1,266,484
  Monumental Life Ins. Co., 7.04%, due 4/15/08                                                 2,471,778          2,448,692
  State Street Bank & Trust Co., 6.13%, due 10/16/00                                             876,602            875,554
  Transamerica Life Insurance Co., 5.85%, due 11/17/08                                         2,224,184          2,124,364
  Transamerica Life Insurance Co., 6.41%, due 3/28/05                                          3,025,879          2,945,180
  J.P. Morgan, 6.58%, due 7/31/00                                                              6,134,461          6,153,799
Synthetic Contracts Benefit Responsive Wrap Value:
  AIG Financial Products, 5.95%, due 9/16/02                                                                         35,766
  AIG Financial Products, 5.92%, due 8/15/02                                                                         19,767
  Chase Manhattan, 6.67%, due 7/17/00                                                                                    51
  Chase Manhattan, 6.66%, due 10/16/00                                                                                (670)
  Chase Manhattan, 7.24%, due 4/15/05                                                                               (2,595)
  Deutsche Bank, 5.94%, due 12/15/03                                                                                 75,283
  Monumental Life Insurance Co., 5.80%, due 4/15/02                                                                  52,840
  Monumental Life Insurance Co., 5.69%, due 5/15/03                                                                  95,408
  Morgan Guaranty, 5.27%, due 7/17/02                                                                                78,963
  Rabo Bank, 5.24%, due 2/20/02                                                                                      60,563
  State Street, 6.36%, due 9/5/02                                                                                     9,861
  State Street, 5.97%, due 4/8/02                                                                                    17,615
  State Street, 5.97%, due 5/15/03                                                                                   47,845
  State Street, 6.12%, due 7/25/03                                                                                   67,936
  Transamerica Life Insurance Co., 5.74%, due 9/15/00                                                                 1,539
  Union Bank of Switzerland, 6.55%, due 10/15/02                                                                     20,926
  Union Bank of Switzerland, 6.60%, due 12/17/01                                                                      2,731
  Union Bank of Switzerland, 6.60%, due 6/17/02                                                                      17,414
  Union Bank of Switzerland, 6.85%, due 7/25/06                                                                      63,219
  CDC Capital, 6.14%, due 6/25/08                                                                                    17,609

TIMES MIRROR SAVINGS PLUS PLAN                        EIN #95-4481525; Plan #004

SCHEDULE H-LINE 41: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                    AT END OF YEAR

December 31, 1999

                                                                            Principal
                                                                            Amount or
                                                                            Number of                               Current
Identity of Issue/Description of Asset                                    Shares/Units           Cost                Value
------------------------------------------------------------------------ ---------------- -------------------    -------------------
  Union Bank of Switzerland, 6.56%, due 12/15/03                                                                          13,593
  Union Bank of Switzerland, 6.67%, due 11/9/04                                                                           90,401
  AIG Financial Products, 6.05%, due 10/16/00                                                                              1,241
  CDC Capital, 7.01%, due 6/25/08                                                                                         19,941
  Chase Manhattan, 6.62%, due 8/26/02                                                                                     11,273
  Chase Manhattan, 6.36%, due 2/26/01                                                                                      1,007
  Deutsche Bank, 5.85%, due 8/15/01                                                                                        6,971
  Monumental Life Ins. Co., 6.14%, due 3/26/01                                                                             2,774
  Monumental Life Ins. Co., 6.50%, due 7/15/02                                                                             6,782
  Monumental Life Ins. Co., 6.09%, due 1/25/01                                                                             1,641
  Monumental Life Ins. Co., 6.04%, due 2/15/01                                                                             2,558
  Monumental Life Ins. Co., 7.04%, due 4/15/08                                                                            23,086
  State Street Bank & Trust Co., 6.13%, due 10/16/00                                                                       1,048
  Transamerica Life Insurance Co., 5.85%, due 11/17/08                                                                    99,820
  Transamerica Life Insurance Co., 6.41%, due 3/28/05                                                                     80,699
  J.P. Morgan, 6.58%, due 7/31/00                                                                                        (19,338)
Fidelity* Management Trust Company
  Institutional Cash Portfolio                                              14,077,581          14,077,581            14,077,581
INVESCO Balanced Commingled Pool Fund                                        2,135,404          62,782,167            79,244,858
Fidelity* Growth & Income Portfolio Fund                                     6,228,006         223,604,437           293,712,748
Fidelity* U.S. Equity Index Commingled Pool Fund                             1,482,832          50,282,951            62,367,927
PBHG Growth Fund                                                               479,366          14,625,890            22,712,375
PBHG Emerging Growth Fund                                                      348,965           8,576,653            11,952,047
Fidelity* Diversified International Fund                                     4,788,111          79,084,755           122,671,400
Fidelity* Retirement Money Market Portfolio                                  3,106,170           3,106,170             3,106,170
PIMCO Total Return Fund                                                        241,404           2,429,976             2,389,901
MAS Mid-Cap Value Fund                                                         165,503           3,717,885             3,634,441
Brinson U.S. Equity Fund                                                        77,104           1,527,240             1,296,892
Times Mirror Company*
  Series A Common Stock                                                      2,019,744          60,577,002           135,322,848
  Series C Common Stock                                                        137,650           2,835,648             9,222,550
Cox Communications, Inc.
  Class A Common Stock                                                       1,657,509          12,206,196            85,361,714
Participant* Loans (Maturities go through 2028;
  Interest rate range from 7.75% to 9.50%)**                                                                          30,952,368
                                                                                                                  --------------
                                                                                                                  $1,004,662,109
                                                                                                                  ==============


* Indicates party-in-interest to the Plan.
** Stated at contract value.

                                                                      EXHIBIT A

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 2-91437) pertaining to the Times Mirror Savings Plus Plan of our report dated June 23, 2000, with respect to the financial statements and schedule of the Times Mirror Savings Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.



                                          /s/ ERNST & YOUNG LLP
                                          -------------------------------------


Los Angeles, California
June 23, 2000